Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of September 30, 2004 on an actual basis and on an as adjusted basis after giving effect to (1) the issuance of medium-term notes worldwide under our U.S. MTN Program, as described in the pricing supplements that we filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933, as amended, on October 29, 2004 and November 8, 2004, and (2) the planned issuance on November 23, 2004 of $1,000,000,000 3.375% Notes due 2005. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

	As of
	September 30, 2004
	Actual		As adjusted
	NOK	U.S.$	NOK	U.S.$
	(in millions)
	(unaudited)
Short-term debt (including current portion of long-term debt)*	37,053.6	5,512.5	37,053.6	5,512.5
Long-term debt (excluding current portions)
Bonds	65,902.7	9,804.5	74,982,6	11,155.4
Subordinated debt	912.1	135.7	912.1	135.7

Total long-term debt*	66,814.8	9,940.2	75,894.7	11,291.1

Capital contribution	607.3	90.3	607.3	90.3
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	237.1	1,593.5	237.1
Other equity	786.3	117.0	786.3	117.0
Share premium reserve	162.5	24.2	162.5	24.2
Net income for the nine months ended September 30, 2004	163.1	24.2	163.1	24.2

Total shareholders’ equity	2,705.4	402.5	2,705.4	402.5

Total capitalization	107,181.1	15,945.5	116,261.0	17,296.4

* All our debt is unsecured and unguaranteed.

     For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.7217 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on September 30, 2004.

RATIOS OF EARNINGS TO FIXED CHARGES

     The following table shows our unaudited historical ratios of earnings to fixed charges for the periods indicated, computed in accordance with Norwegian GAAP and U.S. GAAP.

	Nine months	Six months
	ended	ended	Year Ended December 31,
	September 30,	June 30,
	2004	2004	2003		2002	2001	2000
Norwegian GAAP	1.14	1.15	1.19		1.14	1.08	1.06
U.S. GAAP	*	2.06	*	*	1.35	1.42	1.06

*Not available.

**Under U.S. GAAP, in 2003 fixed charges exceeded earnings by NOK 2,670 million as a result of a U.S. GAAP loss of NOK 840 million and U.S. GAAP fixed charges of NOK 1,830 million.

     For purposes of the computation of these ratios of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expense and premiums or discounts on long-term debt issued. See Exhibit 12.1 filed herewith.